UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 29, 2016

Commission File Number: 001-35152

WI-LAN INC.

(Translation of registrant’s name into English)

303 Terry Fox Drive

Suite 300

Ottawa, Ontario K2K 3J1

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months ended June 30, 2016 and 2015

99.2	Condensed Consolidated Financial Statements for the Three and Six Months ended June 30, 2016

99.3	Certification of the Chief Executive Officer - Form 52-109F2 Certification of Interim Filings Full Certificate

99.4	Certification of the Chief Financial Officer - Form 52-109F2 Certification of Interim Filings Full Certificate

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WI-LAN INC.

Date: July 29, 2016	By:	/s/ Prashant R. Watchmaker
	Name:	Prashant R. Watchmaker
	Title:	Vice-President, Corporate Legal & Corporate Secretary